UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Listed Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

Telefônica Brasil S.A. ("Company" or "Telefônica Brasil") hereby announces that on May 28, 2015, the Company's General Meeting (the "Meeting") approved the acquisition by the Company of all of the shares of GVT Participações S.A. ("GVTPar"), and the merger of GVTPar’s shares by the Company (the "Merger of Shares"), with the consequent conversion of GVTPar into a wholly-owned subsidiary of the Company (the "Transaction"), as referred to in the Material Facts published on August 5, 2014, August 28, 2014, August 29, 2014, September 18, 2014, March 26, 2015, and May 12, 2015. The Merger of Shares was also approved by GVTPar’s General Meeting.

1.            Withdrawal Rights. Given the approval of the Transaction, the holders of common and preferred shares of Telefônica Brasil dissenting from the resolutions passed at the Meeting shall be entitled to withdraw from the Company, through the reimbursement of the value of the shares demonstrably held by them on September 19 2014 (inclusive) (the "Cut-off Date"), as disclosed in the Notice to Shareholders of Telefônica Brasil dated September 25, 2014. The holders of common or preferred shares who wish to exercise their withdrawal right will be reimbursed by the number of shares held by them at the time of exercise of such withdrawal right, up to the maximum number of shares held by them on the Cut-off Date. The Company's shares acquired after the Cut-off Date will not entitle their holders to such withdrawal right. The reimbursement amount per common or preferred share to be paid in the exercise of the withdrawal right, calculated based on the net equity value of Telefônica Brasil described in the Company’s financial statements for the year ended December 31, 2014, corresponds to R$40.02 per share. The reimbursement amount per share will be reduced by an amount equal to the dividends declared by the Company on January 30, 2015, and on April 9, 2015, since the amount of such declared dividends formed the profits account and, therefore, the equity value per share on December 31, 2014. Consequently, the reimbursement amount to be paid to the shareholders dissenting from the resolutions passed at the Meeting, corresponding to the adjusted equity value per share on the base date of December 31, 2014, is R$37.55 per common or preferred share.

2.            Deadline for Exercise of the Right. Given the publication, on May 29, 2015, of minutes of the Meeting that approved the Transaction, the withdrawal right may be exercised by the shareholders referred to in item 1 above that so wish, from June 01, 2015, through June 30, 2015, pursuant to the provisions of Article 137, item IV of Law No. 6,404/76, as amended.

Payment to the shareholders exercising the withdrawal right will be made on July 08, 2015.

TELEFÔNICA BRASIL S.A.

Listed Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

3.            Form and Qualification Conditions.

The shareholders whose shares are deposited at BM&FBOVESPA, if they so wish, shall exercise their withdrawal rights through their custodian agent. The Company's shareholders whose shares are held in custody at Banco Bradesco S.A. ("Bradesco"), the financial institution acting as depositary agent of the Company's book-entry shares, shall exercise their withdrawal rights by visiting any branch of that institution during regular banking hours, in their area, and by filling out a form named "Exercise of Withdrawal Right", available at each location of that financial institution, and, for such purpose, deliver certified copies of the following documents:

(i)           INDIVIDUAL: copy of Taxpayer Identification (CPF/MF), ID Card (RG), updated proof of address (last 2 months), and current statement of shareholding position.

(ii)         LEGAL ENTITY: copy of Corporate Taxpayer Identification (CNPJ/MF), Bylaws/Articles of Association, along with amendments thereto, and documents of the partners/shareholders/legal representatives (minutes of election, CPF/MF, RG and proof of address), and current statement of shareholding position.

The shareholders represented by an attorney-in-fact shall submit, in addition to the above mentioned documents, the relevant public instrument of power of attorney, which shall contain special powers for the attorney-in-fact to exercise the withdrawal right on behalf of grantor and request the reimbursement of the shares.

Additional information about the withdrawal right may be obtained with the Company’s Investor Relations Department, whether by telephone, at +55 11 3430-3687, or via its website, www.telefonica.com.br/ri.

São Paulo, May 29, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

www.telefonica.com.br/ir

/ 9760881v4 / 2523/923

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 28, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director